Exhibit 99.34

ISOTECHNIKA PHARMA INC.
Computershare
8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com
MR SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X 9X9
Security Class
123
Holder Account Number
C1234567890
X X X
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Form of Proxy - Annual General and Special Meeting to be held on August 15, 2013
This Form of Proxy is solicited by and on behalf of Management.
Notes to proxy
1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
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8. This proxy should be read in conjunction with the accompanying documentation provided by Management.
Proxies submitted must be received by 2:00 pm, Pacific Time, on Tuesday, August 13, 2013.
VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!
To Vote Using the Telephone
Call the number listed BELOW from a touch tone telephone.
1-866-732-VOTE (8683) Toll Free
To Vote Using the Internet
Go to the following web site:
www.investorvote.com
Smartphone?
Scan the QR code to vote now.
To Receive Documents Electronically
You can enroll to receive future securityholder communications electronically by visiting www.computershare.com/eDelivery and clicking on “eDelivery Signup”.
If you vote by telephone or the Internet, DO NOT mail back this proxy.
Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.
To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.
CONTROL NUMBER 123456789012345
00ZGRC
CPUQC01.E.INT/000001/i1234

MR SAM SAMPLE

C1234567890

XXX 123

Appointment of Proxyholder

I/We, being holder(s) of Isotechnika Pharma Inc. hereby appoint:
Robert Foster or, failing him, Dennis Bourgeault

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of **Isotechnika Pharma Inc.** to be held at 1200 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia on Thursday, August 15, 2013 at 2:00 PM (Pacific time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors - To elect the following individuals as directors until the later of the ensuing year or the completion of the arrangement:

	For	Withhold		For	Withhold		For	Withhold
01. Peter Wijngaard	☐	☐	02. Robert Foster	☐	☐	03. Prakash Gowd	☐	☐
04. Donald W. Wyatt	☐	☐						

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	For	Withhold
2. Appointment of Auditors – To re-appoint **Pricewaterhouse Coopers LLP**, Chartered Accountants, as auditors of the Company and to authorize the directors to fix the auditors' remuneration.	☐	☐

	For	Against
3. First Offering Approval Resolution – To consider and, if deemed appropriate, approve, by ordinary resolution, the issuance of up to 44,445,000 common share purchase warrants of the Company and the securities underlying such common share purchase warrants, with the full text of the First Offering Approval Resolution set out in Appendix C to the accompanying information circular for the Meeting (the "Information Circular").	☐	☐
4. Second Offering Approval Resolution – To consider and, if deemed appropriate, approve, by ordinary resolution, the issuance of up to 133,333,332 units of the Company and the securities underlying such units, with the full text of the Second Offering Approval Resolution set out in Appendix C to the Information Circular.	☐	☐
5. Share Issuance Resolution – To consider, and if deemed appropriate, approve by ordinary resolution, the issuance of up to 300,000,000 common shares of the Company in connection with the proposed statutory arrangement under Section 288 of the Business Corporations Act (British Columbia) involving Aurinia Pharmaceuticals Inc. and ILJIN Life Science Co. Ltd. pursuant to which the Company will acquire all of the issued and outstanding securities of Aurinia, with the full text of the Share Issuance Resolution set out in Appendix C to the Information Circular.	☐	☐
6. Constating Document Amendment Resolution – To consider, and if deemed appropriate, approve by special resolution, amendments to the constating documents of the Company to change its name from "Isotechnika Pharma Inc." to "Aurinia Pharmaceuticals Inc." and to adopt an advance notice provision into the Company's by-laws, with the full text of the proposed Constating Document Amendment Resolution set out in Appendix C to the Information Circular.	☐	☐
7. Share Consolidation Resolution – To consider, and if deemed appropriate, approve by special resolution, a share consolidation of the Company's common shares on a 50:1 ratio, with the full text of the Share Consolidation Resolution set out in Appendix C to the Information Circular.	☐	☐
8. Conditional Number of Directors – To set the number of directors of the Company at seven, conditional on the closing of the arrangement.	☐	☐

9. Conditional Election of Directors – To elect the following individuals as directors of the Company, conditional on the closing of the arrangement:

	For	Withhold		For	Withhold		For	Withhold
01. Peter Wijngaard	☐	☐	02. Robert Foster	☐	☐	03. Donald W. Wyatt	☐	☐
04. Daniel Park	☐	☐	05. Richard Glickman	☐	☐	06. Michael Martin	☐	☐
07. Chris Kim	☐	☐						

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Authorized Signature(s) – This section must be completed for your instructions to be executed.
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements – Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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